UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

January 17, 2024

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         Form 40-F __

SMITH & NEPHEW PLC

17 January 2024

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

On 17 January 2024, Smith & Nephew plc (the "Company") received notification of the following transactions as detailed below.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc SPON ADR American Depositary Shares (ADS)
Identification code	ISIN: US83175M2052
Nature of the transaction	Purchase of American Depository Shares as participants of the Company's Employee Stock Purchase Plan
Date of Transaction	2024 - 01 - 08 and 2024 - 01 - 09
Place of Transaction	New York Stock Exchange

Name (Position)	Director / PDMR	Price ($)	Volume	Aggregated information
Bradley Cannon (President Sports Medicine & ENT)	PDMR	23.19	408.49634	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	23.19	96.29754	N/A Single Transaction
Deepak Nath (Chief Executive Officer)	Director	23.19	408.49634	N/A Single Transaction
Paul Connolly (President, Global Operations)	PDMR	23.19	408.49634	N/A Single Transaction
Scott Schaffner (President, Sports Medicine)	PDMR	23.19	232.8564	N/A Single Transaction

*All figures in these columns are stated to 5 decimal places where applicable.

Sarah Carne
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: January 17, 2024	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary